Exhibit 99.3

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Year Ended

December 31, 2012

February 20, 2013

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated February 20, 2013 is intended to supplement and complement HudBay Minerals Inc.’s audited consolidated financial statements and related notes for the year ended December 31, 2012 (the “consolidated financial statements”). The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements, and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “Hudbay Peru” refers to HudBay Peru Inc., our wholly-owned subsidiary. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011. “Zochem” refers to Zochem Inc., which was sold during the fourth quarter of 2011.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777 and Lalor mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of our projects and events that may affect our projects, our expectation that we will receive the remaining US$250 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             the volatility of commodity prices;

•             the volatility in foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•             maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor and Reed projects;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             certain tax matters, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments, as well as the risks discussed under the heading “Risk Factors” in this MD&A and the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form and Form 40-F.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on April 2, 2012 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 54 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, the New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•             Production of all metals in concentrate and overall unit operating costs met full year 2012 guidance.

•             Fourth quarter operating cash flow before stream deposit and change in non-cash working capital decreased to $6.0 million, mainly due to lower realized metals prices, the impact of the precious metal stream transaction on cash proceeds received for gold and silver sold in the quarter and unusually high sales volumes in the comparable 2011 period.

•             Profit and earnings per share in the fourth quarter of 2012 of $7.4 million and $0.04, respectively.

•             Development of three new mines proceeding well with first full quarter of ore production from the ventilation shaft at Lalor, full scale civil works underway at Constancia and ramp development advancing well at Reed.

•             Lalor project estimated capital expenditures increased by $90 million to $794 million as scope changes, including a 20% increase in grinding capacity to 5,400 tonnes per day, as well as improved estimation from completion of basic engineering are incorporated.

•             Drilling at Constancia’s higher grade Pampacancha satellite deposit continued to expand the known deposit raising the possibility of further grade enhancements early in the mine life.

•             Semi-annual dividend of $0.10 per share declared.

In the fourth quarter of 2012, we recorded a profit and earnings per share of $7.4 million and $0.04, respectively, compared to a profit and earnings per share of $34.3 million and $0.21, respectively, in the fourth quarter of 2011.

The fourth quarter of 2012 profit was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustments related to junior mining investments	(4.1)	(4.1)	(0.02)

Gain on mark-to-market of embedded derivative related to long term debt	1.9	1.9	0.01

Impact on deferred tax expense of translation of Peruvian tax basis	—	2.7	0.02

Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	1.1	0.01

Foreign exchange gain	9.1	8.5	0.05

Loss as a result of provisional pricing adjustments	(3.5)	(2.2)	(0.01)

Loss on forward zinc purchase contracts related to fixed price customer sales	(0.6)	(0.4)	—

Key Financial and Production Results

Financial Condition ($000s)	Dec. 31, 2012	Dec. 31, 2011
Cash and cash equivalents	1,337,088	899,077
Working capital	1,214,263	848,258
Total assets	3,487,824	2,455,004
Equity[1]	1,758,779	1,813,163

Financial Performance

		Three Months Ended		Year Ended
($000s except per share and cash cost amounts)		Dec. 31 2012	Dec. 31 2011	Dec. 31, 2012	Dec. 31, 2011
Revenue		180,994	254,314	702,550	890,817
Profit before tax		23,335	69,813	52,149	209,025
Profit (loss) from continuing operations		7,438	34,286	(21,170)	75,196
Basic and diluted earnings (loss) per share[1]		0.04	0.21	(0.11)	(0.92)
Profit (loss) for the period		7,438	34,286	(21,170)	(163,588)
Operating cash flow before stream deposit and change in non-cash working capital		6,002	82,208	142,957	252,154
Operating cash flow per share [2]		0.03	0.48	0.83	1.50
Cash cost per pound of copper sold [2]		$2.05	$0.54	$1.07	$0.45
Production (contained metal in concentrate)[3]
Copper	(tonnes)	8,162	13,834	39,587	54,324
Zinc	(tonnes)	18,370	21,534	80,865	75,780
Gold	(troy oz.)	20,909	27,059	86,553	94,610
Silver	(troy oz.)	198,407	245,216	823,970	875,817
Metal Sold
Contained metal in concentrate[4]
Copper	(tonnes)	10,683	18,336	43,464	57,361
Gold	(troy oz.)	27,102	31,407	84,835	93,652
Silver	(troy oz.)	292,409	247,576	768,804	764,773
Refined zinc	(tonnes)	30,387	26,989	103,437	100,935

1 Attributable to owners of the Company.

2     Operating cash flow per share and cash cost per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 53 of this MD&A.

3     Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

4     Amounts in 2011 also include minimal amounts of copper cathode and anode, which were sold during the first quarter only.

STRATEGY

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide us with a competitive advantage relative to other mining companies of similar scale.

To capitalize on these opportunities, our mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality, long life deposits with exploration potential in mining friendly jurisdictions.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Lalor and Reed projects in northern Manitoba, as well as through the acquisition of exploration and development properties, such as our Constancia project in Peru. We also intend to optimize the value of our producing assets through efficient and safe operations.

In order to ensure that any acquisitions we undertake create sustainable shareholder value, we have established a number of criteria for evaluating mineral property acquisition opportunities, which include the following:

•             Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on investment grade countries in the Americas;

•             We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metals prices;

•             Any properties that we acquire must have excellent exploration potential. We believe that the markets for mining assets are sophisticated and fully value delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the exploration potential of prospective properties, providing us with an opportunity to create value through exploration on acquired properties;

•             We believe that large, transformational mergers or acquisitions are risky and potentially value-destructive in the mining industry, so we typically focus on earlier stage projects, except where exceptional opportunities present themselves;

•             Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property. We intend to add value through the application of technical, exploration and development expertise, the provision of needed financial capacity and other opportunities; and

•             Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non-producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key strategic objectives for 2013 and early 2014 are to:

•             Advance the Lalor project toward first ore from the main production shaft in late 2014, including achieving commercial production from the initial workings, advancing construction on the production shaft, finalizing engineering and commencing construction on the new Lalor concentrator, and acquiring necessary permits on a timely basis;

•             Advance the Constancia project, including ongoing construction of the heavy civil earthworks and processing facilities, completion of community relocations in accordance with existing agreements, finalizing arrangements for power supply and port handling and progressing technical and permitting work on the Pampacancha deposit;

•             Advance the Reed project, including completion of the underground ramp, acquiring necessary permits and commencing production in the fourth quarter of 2013;

•             Continue our exploration program in the Flin Flon Greenstone Belt, Peru, Chile and Colombia and continue to partner with junior mining companies to access promising exploration opportunities; and

•             Continue to evaluate acquisition opportunities that meet our criteria described above.

DEVELOPMENT AND EXPLORATION UPDATE

Construction Progress at Constancia

On August 8, 2012, our Board of Directors approved a US$1.5 billion investment in our 100% owned Constancia copper project in Peru. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.

We have invested approximately US$351 million of our US$1.5 billion capital construction budget on the project to January 31, 2013 and have entered into an additional US$631 million in commitments for the project. We expect to incur capital expenditures of approximately $961 million on Constancia for 2013. The project site has sustained a higher than normal amount of rainfall, which has slowed project progress to date. We believe that the impact on project schedule is recoverable and the targets for initial production and full production remain unchanged. The project’s forecasted final costs remain on budget.

Site activity to date includes the completion of 3,500 beds in the construction camp. The tailings management facility, haul roads and water diversion infrastructure are under construction. We expect to complete the access roads for heavy haulage in the second quarter of 2013, and the waste rock facilities in the third quarter of 2013.

The Pampacancha feasibility study is underway, and we will incorporate further characterization of geotechnical and hydrogeological information in the study.

Structural steel delivery is scheduled to commence in May 2013 and the major steel erection for plant site is expected to commence in June 2013. We have secured major long lead items including flotation cells, pumps, regrind mills, SAG mills and crushers and expect to begin receiving these items in March 2013. The primary crusher mechanical installation is anticipated in the fourth quarter of 2013. We have also secured the mine fleet with 18 haul trucks scheduled for delivery from March 2013 through August 2014. Tire procurement is underway with a number of tires purchased and contracts arranged to meet fleet requirements. We expect the arrival of the three hydraulic shovels in June, July and December 2013, respectively and to begin pre-stripping activities late in 2013.

In addition, we have executed a contract for the construction of the 70 kilometre power transmission line from the Tintaya substation. We are finalizing negotiations on the power purchase agreements with long term pricing expected to be consistent with our original expectations. The principal port operator has provided further assurances that the concentrate shipments will be accommodated, and we are considering the short term and long term solutions to best serve the project’s needs.

In accordance with the agreements we have entered into with local communities, relocation of affected families is underway and the construction of new housing is in progress. We have delivered new homes to 13 families, and the remaining 23 families are scheduled to be relocated in 2013.

Permitting and regulatory efforts remain on schedule with the approval and receipt of the mining permit in December 2012. This approval followed in the normal course the beneficiation concession that was awarded in June 2012. The next major permit is the operating permit which we expect to receive in the normal course upon commissioning of the mine which is scheduled for early 2015. We have also received approval for the early refund of value-added tax on purchases with retroactive effect to December 2012.

The project is on schedule, which currently contemplates that the remaining capital spending on the project will occur over the 2013 - 2014 period as follows:

(in US$ millions)
2013	961
2014	262
Total estimated future capital spending	1,223
Total spent in 2012	323
Total	1,546

Lalor

We have invested approximately $326 million of the revised $794 million capital construction budget for our wholly owned Lalor project near Snow Lake, Manitoba to January 31, 2013 and have entered into an additional $93 million in commitments for the project.

The mine portion of the project remains on time and on budget. Basic engineering of the new Lalor concentrator is complete. Capital expenditures are expected to be approximately $90 million higher than the original budget of $263 million for the concentrator portion of the now $794 million project. Scope changes and improved estimation from completion of basic engineering account for the increase. The scope changes include an increase in the grinding capacity by 20% to 5,400 tonnes per day to better match the potential production shaft capacity. The mine plan, as previously disclosed, contemplates an ore production rate of 4,500 tonnes per day, at full production, however, the main production shaft is designed for 6,000 tonnes per day. The new concentrator design also incorporates a longer construction schedule with concentrator startup in late 2015. However, first ore production from the main production shaft is still projected to be on schedule in late 2014, at which time it will be processed at the Snow Lake and Flin Flon mills and a portion stockpiled for the new concentrator upon its commissioning.

Including the additional concentrator capital spending noted above, the remaining capital spending on the project is expected to occur over the 2013 - 2015 period as follows:

(in $ millions)
2013	144
2014	191
2015	138
Total estimated future capital spending	473
Total spent in 2010/2011	206
Total spent in 2012	115
Total[1]	794

1 The total project budget does not reflect investment tax credits associated with new mine status for income tax purposes, which will be netted against capitalized assets.

During the fourth quarter of 2012, we hoisted 58,000 tonnes of ore from the ventilation shaft at Lalor. Between August and December 2012, we hoisted 72,300 tonnes of ore and 79,830 tonnes of waste using the ventilation shaft. Underground project development has continued to advance and our primary focus is to reach the 910 metre shaft station and continue to ramp to the 955 metre level. The main production shaft is now sunk to approximately 525 metres and is 53% complete. We expect shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides as well as the headframe changeover will begin.

We are in the process of completing the final engineering work for the load-out facilities located at the 955 metre level, as well as completing the main pumping installations. We are preparing for construction of the main intake fan systems and the main substation during 2013.

We expect to submit the Environmental Act Licence application for the new concentrator to the Manitoba government in the first half of 2013. The new design will incorporate a larger grinding circuit being fed from the surface stockpile. We will hoist uncrushed ore up the Lalor shaft to be crushed on surface and then conveyed to the surface stockpile. The stockpile will feed a SAG mill and ball mill combination that has design capacity of 5,400 tonnes per day.

The recovery process will be normal floatation producing a copper bulk concentrate and a zinc concentrate. The remaining tails will either provide feed to the paste plant or be sent to the existing tailings impoundment area.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project is expected to include the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. We expect to achieve commercial production for accounting purposes for the first phase in the second quarter of 2013. The second phase of the project is expected to include the main production shaft, and the third phase of the project involves the new Lalor concentrator. We are processing the Lalor ore at the nearby Snow Lake concentrator until we complete the production shaft and new concentrator.

Reed Copper Project Development Progressing on Schedule

During the fourth quarter, our focus for our 70% owned Reed copper project near Flin Flon, Manitoba was underground ramp development and completion of surface construction. Of our $72 million capital construction budget, we have invested approximately $26 million on the project to January 31, 2013 and have entered into an additional $20.5 million in commitments for the project. Capital expenditures at Reed are expected to total approximately $44 million in 2013.

After completing the first portal development round in October 2012, the underground ramp had advanced approximately 174 metres as of January 31, 2013. In December 2012, we submitted to the provincial government the Environmental Act Licence application for Reed which, upon receipt, will allow for the commencement of full production.

The project is on schedule, which currently contemplates that the remaining capital spending on the project will occur over the 2013 - 2014 period as follows:

(in $ millions)
2013	44
2014	4
Total estimated future capital spending	48
Total spent in 2012	24
Total	72

We expect initial production at the Reed copper project by the fourth quarter of 2013 and full production of approximately 1,300 tonnes of ore per day by the first quarter of 2014.

Exploration Update

	Year Ended		Year Ended
($ millions)[1]	Dec. 31, 2012 Actual	Dec 31, 2011 Actual	2012 Guidance	2013 Guidance
Manitoba	15	37	31	20
South America	20	9	13	18
Other North America	9	13	10	2
Total exploration expenditures	44	59	54	40
Capitalized spending	—	(12)	(5)	(5)
Total exploration expense	44	47	49	35

1Amounts are net of investment tax credits where applicable.

For 2013 we have a budget for exploration expenditures of $40 million, more than half of which is focused on brownfield opportunities near our existing deposits. Our total exploration budget contemplates approximately 55,000 metres of drilling in the Flin Flon Greenstone Belt, 10,000 metres in Peru and 10,000 metres on greenfield projects in North and South America, including Chile and Colombia. Within the Flin Flon Greenstone Belt, we intend to explore near our active and historical mining areas. The variance between actual 2012 exploration expenditures and our 2012 guidance was due primarily to a positive variance in investment tax credits of $4 million (due to Lalor new mine status) in addition to a reduction of generative exploration in favour of brownfields targets.

Constancia Exploration Update

In Peru, exploration is ongoing at the Constancia project with three diamond drills. One drill is focused on Pampacancha infill drilling, while the two others are concentrated on Pampacancha West.

Our objective for the first quarter of 2013 is to drill Pampacancha West, which includes a group of geophysical anomalies located approximately 500 metres west of the main Pampacancha deposit. New drilling has yielded positive results including drill hole PO-12-142, which intersected 14.8 metres at 0.85% copper equivalent grade (at a depth from 11.2 metres to 26 metres) and almost 28 metres at 0.51% copper equivalent grade (at a depth from 91.4 metres to 119.75 metres). These intersections indicate that magnetite skarn mineralization exists in this western area and exploration of this area will continue to be a priority to understand if a meaningful resource can be delineated.

In addition, we anticipate recent drilling will have a positive impact on the grade and tonnage at the main Pampacancha deposit for consideration in the new Pampacancha feasibility study. This resource will provide us with an opportunity to continue to optimize the mine plan with potential to extend higher grades in the mine plan beyond the first five years of production. Among recent drilling results, infill drill hole PO-12-134 in the southern portion of the resource extended mineralization at depth of 108.10 metres at a 2.62% copper equivalent grade (at a depth from 88 metres to 196.1 metres). Drill hole PO-12-129 intersected almost 65 metres at 1.17% copper equivalent grade (at a depth from 23 metres to 88 metres) at the western margin of the Pampacancha resource, which remains open to the west. A total of 16,593 metres were drilled during 2012 and we plan on drilling 3,000 metres in the first quarter of 2013 targeting extensions to the northwest and west of the Pampacancha resource and the Pampacancha West mineralization.

Chilloroya South drilling in 2012 yielded interesting results with the presence of some gold mineralization. Geological modeling for future exploration considerations is ongoing. The geophysical anomaly immediately west of the Constancia pit was not fully tested. Two drill holes failed to pierce a significant fault structure to properly test the geophysical anomaly. Near the fault some porphyry mineralization was encountered and further review is required. The opportunity remains to pierce through the faulted structure utilising a larger and more powerful drill.

Highlights from the drill program are as follows:

Area	Hole	Length (m)	From (m)	To (m)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	Cu Eq [1] (%)
Pampacancha main body	PO-12-117	58.00	0.00	58.00	0.55	0.05	12.14	0.26	1.15
		16.50	181.25	197.75	0.96	0.01	17.10	0.27	1.41
	PO-12-119	10.00	215.80	225.80	0.40	<.01	7.54	0.38	0.76
		20.00	266.40	286.40	0.74	<.01	8.35	0.41	1.13
	PO-12-121	No significant mineralization
	PO-12-122	16.00	2.00	18.00	0.25	<.01	1.76	0.15	0.38
		39.00	34.00	73.00	0.36	0.01	6.33	0.35	0.74
		15.50	81.50	97.00	0.32	0.05	1.01	0.13	0.66
		34.55	146.15	180.70	0.74	<.01	12.66	0.24	1.07
		52.00	189.00	241.00	0.49	<.01	6.51	0.16	0.70
		8.25	250.75	259.00	0.52	0.06	7.00	0.34	1.13
	PO-12-123	28.05	12.75	40.80	0.66	0.05	4.88	0.21	1.10
		9.35	95.60	104.95	1.03	0.01	11.59	0.26	1.41
		13.20	257.00	270.20	0.71	<.01	8.14	0.27	1.03
		7.30	278.50	285.80	0.32	<.01	2.42	0.08	0.43
	PO-12-124	No significant mineralization
	PO-12-125	No significant mineralization
	PO-12-126	No significant mineralization
	PO-12-127	No significant mineralization
	PO-12-128	Results pending
	PO-12-129	65.00	23.00	88.00	0.80	0.01	2.46	0.38	1.17
	PO-12-130	15.95	90.25	106.20	1.19	<.01	4.41	0.73	1.77
	PO-12-131	No significant mineralization
	PO-12-132	9.35	106.70	116.05	0.26	<.01	1.70	0.18	0.41
		35.00	126.50	161.50	1.73	0.05	7.26	0.76	2.60
	PO-12-133	Results pending
	PO-12-134	108.10	88.00	196.10	1.76	0.08	7.73	0.50	2.62
	PO-12-135	27.90	49.70	77.60	0.31	<.01	1.54	0.21	0.51
		39.00	85.00	124.00	0.36	<.01	1.62	0.14	0.50
		19.00	131.00	150.00	1.23	<.01	20.27	0.27	1.67
		28.75	201.25	230.00	1.30	<.01	12.75	0.35	1.72
	PO-12-136	Results pending
	PO-12-137	21.40	59.60	81.00	0.35	0.05	1.70	0.08	0.67
	PO-12-138	Results pending
	PO-12-139	22.15	78.00	100.15	0.27	0.05	11.52	1.76	1.82
		18.85	169.25	188.10	1.08	<.01	17.36	0.31	1.53
		17.75	284.15	301.90	1.32	<.01	14.90	1.34	2.41
	PO-12-140	16.00	31.00	47.00	0.22	0.02	1.52	0.09	0.40
		9.00	131.00	140.00	0.33	<.01	6.06	0.13	0.51
		17.50	248.50	266.00	0.59	<.01	8.32	0.71	1.21
Pampacancha west (Magnetic Halo)	PO-12-141	No significant mineralization
	PO-12-142	14.80	11.20	26.00	0.29	<.01	17.43	0.47	0.85
		28.35	91.40	119.75	0.31	<.01	8.14	0.14	0.51

South Chilloroya (Cut-off grade 0.2 g/t Au)	SO-12-027	12.00	30.00	42.00	0.00	—	0.62	0.28	0.20
		18.00	80.00	98.00	0.09	—	4.46	0.38	0.40
	SO-12-030	9.60	60.40	70.00	0.09	—	4.79	0.28	0.34
	SO-12-031	11.00	97.00	108.00	0.08	—	3.86	0.52	0.47

1 Calculated using commodity prices of US$1,250/oz Au, US$25.00/oz Ag, US$2.75/lb Cu and US$14.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width.

Hole	East	North	Elevation	Azimuth	Dip	Total Depth
PO-12-117	204680	8397598	4317.5	90	-85	368.85
PO-12-119	204649	8397335	4305	85	-75	310.3
PO-12-122	204602	8397548	4306.2	270	-80	293.25
PO-12-123	204599	8397650	4294.8	0	-80	319.2
PO-12-129	204576	8397011	4198.2	270	-85	110.85
PO-12-130	204576	8397095	4232.5	270	-85	152.8
PO-12-132	204628	8397103	4242	90	-85	203.5
PO-12-134	204681	8397103	4240	120	-85	229.7
PO-12-135	204781	8397301	4253	270	-80	275
PO-12-137	204576	8397593	4290.5	310	-75	169.8
PO-12-139	204577	8397496	4303.8	20	-65	382.9
PO-12-140	204577	8397599	4290.2	110	-80	321.8
PO-12-142	203648	8397828	4302	270	-75	223.9
CO-12-297	201021	8399961	4252.2	270	-80	382.9
SO-12-027	202603	8396005	4109.5	0	-75	187.6
SO-12-030	202886	8396381	4116.2	210	-80	528.4
SO-12-031	202987	8396244	4136	250	-80	309.5

Note: Collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19S.

The processes that were used to verify the exploration data for Constancia contained in this MD&A and the quality assurance and quality control measures that were applied during the execution of the work being reported on are the same as those described in the technical report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” dated effective October 15, 2012, a copy of which is available on SEDAR and EDGAR.

OPERATIONS REVIEW

Environment, Health and Safety

The Environment

There were no significant environmental non-compliances during the year.

All producing operations have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. In addition, the production and supply of Manitoba’s cast zinc products are registered to the ISO 9001 quality standard.

Health and Safety

For the three months ended December 31, 2012, we have recorded a lost time accident frequency (including contractors) of 0.2 per 200,000 hours worked compared to 0.6 for the same period in 2011. For the full years ended December 31, 2012 and December 31, 2011, we recorded a lost time accident frequency of 0.3.

Sustainability and Corporate Social Responsibility Reporting

We publish an annual sustainability report that further presents and discusses our environmental, health and safety performance. The 2011 report is available on our website at www.hudbayminerals.com. We expect to release the 2012 report in the spring of 2013.

Mines

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2012	2011	2012	2011	2012	2013
777
Ore	tonnes	403,281	382,329	1,529,103	1,491,722	1,553,000	1,620,000
Copper	%	2.04	3.17	2.32	3.18	2.30	2.18
Zinc	%	3.69	4.04	4.16	3.71	4.30	4.41
Gold	g/tonne	2.24	2.60	2.18	2.37	1.90	1.94
Silver	g/tonne	24.09	30.01	25.77	26.78	28.00	30.89

Trout Lake
Ore	tonnes	—	129,792	247,868	509,998	230,000	—
Copper	%	—	1.68	2.03	2.01	1.80	—
Zinc	%	—	3.92	3.65	3.53	2.30	—
Gold	g/tonne	—	2.13	2.23	1.37	1.50	—
Silver	g/tonne	—	16.62	13.64	13.47	7.10	—

Chisel North Zinc Ore
Ore	tonnes	—	48,090	135,808	196,406	108,000	—
Zinc	%	—	9.29	8.78	8.18	7.10	—

Chisel North Copper Ore
Ore	tonnes	—	16,973	50,970	68,056	57,000	—
Copper	%	—	1.52	1.61	1.50	1.60	—
Zinc	%	—	2.26	2.50	2.30	0.90	—
Gold	g/tonne	—	2.33	2.44	2.23	2.10	—
Silver	g/tonne	—	22.78	24.39	22.22	20.60	—

Lalor
Ore	tonnes	57,926	—	72,293	—	86,000	418,000
Copper	%	0.54	—	0.63	—	0.40	0.54
Zinc	%	12.09	—	11.83	—	10.10	9.89
Gold	g/tonne	1.44	—	1.67	—	1.10	1.23
Silver	g/tonne	17.33	—	19.29	—	16.90	17.70

Total Mines
Ore	tonnes	461,207	577,184	2,036,042	2,266,182	2,034,000	—
Copper	%	1.85	2.54	2.06	2.60	2.14	—
Zinc	%	4.74	4.40	4.64	4.02	4.37	—
Gold	g/tonne	2.14	2.32	2.07	1.99	1.82	—
Silver	g/tonne	23.24	26.25	24.70	23.93	24.79	—

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	C$/tonne
Unit Operating Costs		2012	2011	2012	2011	2012	2013
Mines
777	$/tonne	49.31	41.02	42.83	37.44	38-42	38-42
Trout Lake	$/tonne	—	85.37	56.15	89.03	60-74	—
Chisel North	$/tonne	—	92.97	92.36	87.15	93-114	—
Total Mines	$/tonne	49.31	56.85	49.22	54.85	45-52

777 Mine

Ore production at our 777 mine for the fourth quarter of 2012 was 5% higher compared to the same period in 2011 due to changes in the timing of maintenance. Copper, zinc, gold and silver grades in the fourth quarter of 2012 were lower compared with the grades in the fourth quarter of 2011 by 36%, 9%, 14% and 20%, respectively, due to the sequencing of stopes. Operating costs per tonne of ore in the fourth quarter of 2012 were 20% higher, compared to the same period in 2011, primarily due to the timing of maintenance spending on mobile equipment and increased contractor costs.

Ore production for the full 2012 year increased 3% compared to 2011 due to additional production of 30,430 tonnes from the 777 North ramp. Full year 2012 ore production was slightly lower than guidance mainly due to the discovery of additional resources, which necessitated changes to the mining sequence from the North ramp. The copper, gold and silver grades recovered for the full year were lower by 27%, 8% and 4%, respectively, compared to 2011, while zinc grades were higher by 12% due to sequencing of stopes. Full year grades were in line with guidance. Full year operating costs were 14% higher, compared to the same period in 2011, primarily due to scheduled annual increases in labour costs, additional ground support requirements in the first half of 2012 and higher mobile equipment maintenance.

Trout Lake Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation, and there was no activity in the second half of the year. Ore production at Trout Lake for the full 2012 year decreased by 51% compared to 2011 due to mine closure. In addition, copper, zinc, gold and silver grades were 1%, 3%, 63% and 1% higher, respectively, for the full year in 2012, compared to 2011. The production and grades of all metals were higher than guidance due to optimal ground support and focus on individual stopes to ensure all material was removed. Operating costs per tonne of ore mined were 37% lower for the full 2012 year compared to 2011 and lower than guidance, as development costs were lower, less ground control work was required, fewer consumables were used and fixed cost labour resources were transitioned to the 777 North ramp and 777 mine.

Chisel North Mine

Production at our Chisel North mine ended on September 30, 2012. Ore production at Chisel North for the full 2012 year was 29% lower, compared to 2011 due to mine closure. Ore production was higher than guidance due to successful pillar recoveries and favaourable ground conditions. The full year 2012 zinc ore grades were 7% higher than 2011 and higher than guidance due to excellent recoveries from the pillars mined in 2012. Operating costs per tonne of ore mined for the year ended 2012 were 6% higher for the full 2012 year than 2011 as development costs are no longer being capitalized. The operating costs per tonne at Chisel North were within the range provided in our guidance.

Lalor Mine

Production in 2012 at our Lalor mine was below guidance as a result of delays experienced with the ore handling system and internal waste issues. Grades of all metals were higher than guidance as a result of higher realized grades in the areas mined than initially estimated based on surface drilling. Lalor mining costs are recorded to the Lalor project during the pre-production phase. We expect the first phase of the Lalor project to reach commercial production in the second quarter of 2013.

Processing Facilities

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2012	2011	2012	2011	2012	2013
Flin Flon Concentrator
Ore	tonnes	414,489	521,661	1,872,211	2,036,693	1,840,000	1,719,000
Copper	%	2.06	2.83	2.27	2.84	—	—
Zinc	%	3.74	3.95	4.06	3.59	—	—
Gold	g/tonne	2.23	2.48	2.20	2.09	—	—
Silver	g/tonne	24.45	26.79	24.16	23.28	—	—

Copper concentrate	tonnes	31,819	58,638	162,701	222,932	—	—
Concentrate grade	% Cu	24.88	23.59	24.18	24.37	—	—

Zinc concentrate	tonnes	25,453	33,901	123,326	119,220	—	—
Concentrate grade	% Zn	51.73	51.06	51.66	51.29	—	—

Copper recovery	%	92.7	93.8	92.7	94.0	93	92
Zinc recovery	%	84.9	83.9	83.8	83.5	85	85
Gold recovery	%	65.9	64.6	64.4	68.5	70	69
Silver recovery	%	55.9	54.6	55.6	57.5	—	—

Snow Lake Concentrator
Ore	tonnes	59,787	47,613	199,636	194,786	190,000	369,000
Copper	%	0.60	—	0.33	—	—	—
Zinc	%	9.23	9.18	8.91	7.79	—	—
Gold	g/tonne	1.33	—	0.84	—	—	—
Silver	g/tonne	15.31	—	29.38	—	—	—

Copper concentrate	tonnes	1,316	—	1,316	—	—	—
Concentrate grade	% Cu	18.54	—	18.55	—	—	—

Zinc concentrate	tonnes	10,179	8,168	33,275	28,560	—	—
Concentrate grade	% Zn	51.12	51.74	51.56	51.25	—	—

Copper recovery	%	68.5	—	37.3	—	—	82
Zinc recovery	%	94.3	96.7	96.4	96.4	95	95
Gold recovery	%	46.5	—	22.1	—	—	65
Silver recovery	%	55.1	—	8.6	—	—	—

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	C$/tonne
Unit Operating Costs		2012	2011	2012	2011	2012	2013
Concentrators
Flin Flon	$/tonne	14.32	12.82	13.39	12.90	12-15	12-16
Snow Lake	$/tonne	42.97	30.43	38.11	27.68	32-37	25-30

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2012	2011	2012	2011	2012	2013
Manitoba contained metal in concentrate
Copper	tonnes	8,162	13,834	39,587	54,324	35,000-40,000	33,000-38,000
Zinc	tonnes	18,370	21,534	80,865	75,780	70,000-85,000	85,000-100,000
Gold	troy oz.	20,909	27,059	86,553	94,610	—	—
Silver	troy oz.	198,407	245,216	823,970	875,817	—	—

Precious metals[1]	troy oz.	24,137	31,430	101,044	113,534	85,000-105,000	85,000-105,000

1                    Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales prices during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the fourth quarter of 2012, ore processed decreased 21% compared to the same period in 2011 as a result of the Trout Lake and Chisel North mine closures. Compared to the fourth quarter of 2011, copper concentrate and zinc concentrate production decreased by 46% and 25%, respectively, as a result of the mine closures and lower copper ore grades. Recoveries of copper and zinc to concentrate in the fourth quarter of 2012 remained fairly consistent compared to the same period in 2011. Recoveries of gold and silver in the fourth quarter of 2012 were 2% higher compared to the same period in 2011 as reagent supply constraints eased. Operating cost per tonne of ore processed in the fourth quarter of 2012 increased by 12% compared to the same period in 2011, largely due to reduced ore throughput.

For the year ended December 31, 2012, ore processed was 8% lower than 2011 due to the Chisel North and Trout Lake closures, but above guidance due to the processing of ore stockpiles. Full year 2012 copper concentrate was 27% lower than 2011 as a result of mine closures and mine sequencing producing lower copper head grades. Zinc concentrate was 3% higher in 2012 than 2011 as a result of strong performance at the Trout Lake mine prior to closure. Recoveries of copper and zinc to concentrate in 2012 remained fairly consistent compared to 2011. Recoveries of gold and silver were 6% and 3% lower, respectively, compared to 2011 as a result of supply constraints on collection reagents which have since been addressed. Operating costs per tonne of ore processed for the full year 2012 were 4% higher than in 2011, primarily related to reduced ore throughput.

Snow Lake Concentrator

During the fourth quarter of 2012, the concentrator treated 26% more tonnes of ore than in the fourth quarter of 2011 as a result of increased availability of ore resulting from Lalor production as well as Chisel North stockpiles. Zinc recovery in the fourth quarter of 2012 was 2% lower than the same period in 2011 as a result of testing and optimization of the new copper circuit. Operating costs for the fourth quarter increased 41% from the same period in 2011 due to transitional work to process Lalor ore and additional manpower and training costs to prepare for increased concentrator throughput in 2013.

Ore processed in 2012 was 2% higher than in 2011, as well as higher than guidance, mainly as a result of better than anticipated production at Chisel North. Zinc recovery to concentrate for the full 2012 year remained fairly consistent with 2011 and in line with our guidance. Unit operating costs of ore processed in 2012 were 38% higher than in 2011 and were slightly higher than guidance due primarily to transitional costs associated with the new copper recovery circuit and preparation for higher throughput rates in 2013.

Metallurgical Facilities

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
Zinc Production		2012	2011	2012	2011	2012	2013
Zinc Concentrate Treated
Domestic	tonnes	42,033	44,289	144,586	157,738	164,000	199,000
Purchased	tonnes	16,700	16,414	56,172	62,323	56,000	2,600
Total	tonnes	58,733	60,703	200,758	220,061	220,000	201,600
Refined Metal Produced
Domestic	tonnes	19,214	21,383	69,476	75,814	—	—
Purchased	tonnes	10,725	8,526	31,221	31,890	—	—
Total	tonnes	29,939	29,909	100,697	107,704	113,000	101,000

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31	C$/tonne
Unit Operating Costs		2012	2011	2012	2011	2012	2013
Zinc Plant	$/lb. Zn	0.33	0.33	0.36	0.34	0.32-0.37	0.33-0.39

Zinc Plant

Production of cast zinc in the fourth quarter of 2012 remained fairly consistent with the same period in 2011, as purchased concentrate was more readily available compared to earlier in 2012. Operating costs per pound of zinc metal produced during the fourth quarter of 2012 remained consistent compared to the same period in 2011.

In 2012, production was 7% lower than in 2011 and lower than 2012 guidance as a result of limited purchased concentrate availability in the first half of 2012. Production was lower than guidance as a result of available concentrate to treat. Full year 2012 operating costs per pound of zinc metal produced were 6% higher than in 2011 for the same reason. Increased zinc concentrate production from Lalor ore is expected to support 2013 production at levels consistent with 2012 without the need for new third party concentrate purchases.

Metal Sold

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2012	2011	2012	2011[1]
Contained metal in concentrate
Copper	tonnes	10,683	18,336	43,464	57,361
Gold	troy oz.	27,102	31,407	84,835	93,652
Silver	troy oz.	292,409	247,576	768,804	764,773
Refined zinc	tonnes	30,387	26,989	103,437	100,935

1     Amounts in 2011 also include minimal amounts of copper cathode and anode which were sold during the first quarter only.

OUTLOOK

The outlook and financial targets only relate to fiscal 2013. This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 20, 2013. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this outlook. For additional information on forward-looking information, refer to “Forward- Looking Information” on page 2 of this MD&A.

We may update our outlook depending on changes in metals prices and other factors.

In addition to this section, refer below to the “Operations Review” and “Financial Review” sections for additional details on our outlook for 2013. For information on our sensitivity to metals prices and foreign exchange rates, refer below to the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

Material Assumptions

Our 2013 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2013 Domestic Mine and Mill Production (Contained Metal in Concentrate)

Full year 2012 production of all metals met our published 2012 guidance, representing the sixth consecutive year that we have met our production targets. We expect contained copper production in concentrate in 2013 to decrease slightly compared to 2012 because of the closures of the Trout Lake and Chisel North mines in 2012 following the end of their mine lives. Contained zinc production in concentrate in 2013 is expected to increase over 2012 levels, due to the full year of production expected from the main ventilation shaft at Lalor. We expect precious metals production to remain essentially unchanged from 2012.

COMMODITY MARKETS

In addition to our production, financial performance is directly affected by a number of factors including metals prices, foreign exchange rates, and input costs, including energy prices. Over the course of 2012, prices for our key metals traded within a relatively narrow range when compared to the previous four years. However, average prices in 2012 generally were higher than average prices in 2011.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2012, the London Metal Exchange (“LME”) copper price averaged US$3.61 per pound (“/lb”), with prices ranging between US$3.29/lb and US$3.93/lb. Copper concentrate and refined metal markets generally moved from a deficit in recent years to balance or a small surplus in 2012, mainly due to a slowdown in Chinese growth and weak economic activity in Europe. However, these factors were counterbalanced by central bank initiatives to provide additional monetary easing together with signs of a rebound in the Chinese economy in late 2012.

Higher copper demand forecast for 2013 arising from China and recovering western economies is expected to be met by significant growth in copper mine supply, assuming projects currently in construction are completed on time. Copper market surpluses may become more pronounced over the next several years if demand growth remains weak, but supply-side disruptions and the cancellation or deferral of a number of large projects in 2012 should mitigate this longer term.

Zinc

In 2012, the LME zinc price averaged US$0.88/lb, with prices ranging from US$0.80/lb to US$0.99/lb. Zinc demand growth was relatively modest in 2012, consistent with slower Chinese economic growth, although reduced utilization rates at Chinese smelters transferred a refined market surplus in 2011 into a concentrate market surplus in 2012, with an expected 2012 refined market deficit acting to limit growth in refined metal stocks, which remain at historically high levels.

High zinc inventory levels remain a risk to near-term prices, but the market is expected to see a significant reduction in mine production capacity starting in 2015-2016 as major zinc mines reach the end of their reserve lives. This should provide a positive medium term outlook for zinc prices.

Precious Metals

Gold and silver prices averaged US$1,669 per ounce and $31.17 per ounce during 2012, respectively. Prices continued to be supported by concerns about the risk of rising inflation as a result of the aggressive monetary response to macroeconomic weakness from the world’s major central banks.

Foreign Exchange

As revenues from our principal products are substantially denominated in US dollars and the majority of our operating costs are denominated in Canadian dollars, we are affected by fluctuations in the Canadian/US dollar exchange rate. In general, a stronger Canadian dollar causes our revenue, and therefore profit, to decrease when we convert our US dollar receipts into Canadian dollars. In addition, a stronger Canadian dollar may result in foreign exchange losses due to depreciation in the value of US dollar denominated cash balances.

The Canadian dollar traded in a relatively narrow range between $1.04 and $0.97 per US dollar through 2012, with an average rate of $1.00 per US dollar. As in previous years, during 2012 the Canadian/US dollar exchange rate was closely correlated with prices of commodities such as crude oil and base metals, which are important parts of Canada’s resource based economy.

As we develop our Constancia project in Peru, the exchange rate between the US dollar and the Peruvian nuevo sol (“PEN”) will become increasingly important with capital and operating costs denominated in soles. During 2012, the PEN continued a pattern of steady appreciation relative to the US dollar as a result of strong investment inflow into Peru, with the exchange rate strengthening from PEN2.70 per US dollar at the start of 2012 to PEN2.55 per US dollar at the end of 2012, with an average rate of PEN2.64 during 2012.

SENSITIVITY ANALYSIS

Profit Sensitivity

The following table displays the estimated impact of changes in metals prices and exchange rates on our 2013 net profit, assuming that our operational performance is consistent with our guidance for 2013.

		Change of 10%, as represented by:[1] [2]			Would change 2013 profit by [1] (C$ million)	Would change 2013 profit per share by [3] (C$/share)
Copper [1]	lb.	US$	0.35		18.3	0.11
Zinc [1]	lb.	US$	0.09		15.0	0.09
Gold [1]	troy oz.	US$	172.50		(1.8)	(0.01)
Silver [1]	troy oz.	US$	3.20		(0.5)	—
Exchange Rates [2]	C$/US$	C$	0.10	[4]	42.0	0.24

1 Based on exchange rate of US$1 to C$1.

2 Based on metals prices of US$3.50/lb copper, US$0.90/lb zinc, US$1,725.00/oz gold and US$32.00/oz silver.

3 Based on weighted average number of common shares outstanding of 172.0 million.

4 Representing a movement from C$1/US$ to C$1.1/US$.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2012, profit was $7.4 million compared to a profit of $34.3 million for the fourth quarter of 2011. For the full year 2012, we recorded a loss of $21.2 million compared to a loss of $163.6 million in 2011.

Significant variances affecting our results, compared to the same periods in 2011, are as follows:

	Three Months Ended	Year Ended
(in $ millions)	Dec. 31, 2012	Dec. 31, 2012

Increase (decrease) in components of profit or loss:
Revenues	(73.3)	(188.2)
Cost of sales
Mine operating costs	16.0	47.5
Depreciation and amortization	4.6	28.2
Impairment losses	1.0	6.8
Selling and administrative expenses	(2.7)	(0.8)
Exploration and evaluation	(0.6)	3.4
Other operating income	1.1	(1.1)
Other operating expenses	(2.1)	(2.0)
Finance income	(1.5)	(2.6)
Finance expenses	(0.8)	(8.3)
Other finance losses	11.8	(39.7)
Tax	19.6	60.5

Decrease in loss from continuing operations compared to the same period in 2011	(26.9)	(96.3)

Decrease in loss from discontinued operations	—	238.8

(Decrease) in profit for the period and decrease in loss for the year	(26.9)	142.5

The profit in the fourth quarter of 2012 decreased by $26.9 million compared to the same period in 2011 as a result of lower revenues, primarily due to lower copper and gold volumes, partially offset by lower cost of sales. For additional details on revenue and cost of sales variances see below.

The 2012 loss decreased by $142.5 million, compared to the same period in 2011, primarily as a result of the loss from discontinued operations of $238.8 million recorded in 2011. The gross profit was lower in 2012 compared to 2011 as a result of lower revenues partially offset by lower cost of sales. In addition to the lower profit margin, there was an increase in other finance losses of $39.7 million mainly related to impairment losses on available-for-sale investments and foreign exchange losses.

Revenue decreased in the fourth quarter of 2012

Total revenue for the fourth quarter of 2012 was $181.0 million; $73.3 million lower than the same period in 2011. This decrease was primarily due to lower sales volumes compared to the fourth quarter of 2011, when we drew down on unusually high copper concentrate inventory. Lower gold prices in the fourth quarter of 2012 reflect in part, the effect of the precious metals stream agreement.

For the full year 2012 revenue was $702.6 million, $188.2 million lower than in 2011, mainly as a result of lower sales volumes, primarily due to the reason described above, and lower metals prices. The following table provides further details of this variance:

(in $ millions)	Three Months Ended Dec. 31 2012	Year Ended Dec. 31 2012
Metals prices[1]
Lower copper prices	(1.3)	(31.9)
Higher (lower) zinc prices	0.9	(18.4)
Lower gold prices	(9.6)	(5.3)

Sales volumes
Lower copper sales volumes	(57.3)	(109.9)
Higher zinc sales volumes	7.1	5.3
Lower gold sales volumes	(7.1)	(13.7)
Higher silver sales volumes	1.0	1.0

Other
(Unfavourable) favourable movement in foreign exchange rates	(8.1)	8.4
Derivative mark-to-market	(1.7)	7.1
Sales in 2011 of copper bearing material recovered from copper smelter and WPCR after closure	—	(16.9)
Other volume and pricing differences, including loss of premiums on zinc oxide sales after sale of Zochem in November 2011	(1.8)	(26.6)
Effect of lower treatment and refining charges	4.6	12.7

Decrease in revenue in 2012 compared to 2011	(73.3)	(188.2)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2012	2011	2012	2011
Copper	80.1	143.2	343.7	481.0
Zinc	62.7	52.9	222.6	170.1
Gold	36.1	53.1	131.8	149.3
Silver	6.3	7.5	21.0	26.3
Zinc Oxide[1]	—	6.8	—	75.7
Other	1.5	1.1	6.3	23.8
Gross revenue	186.7	264.6	725.4	926.2
Less: treatment and refining charges	(5.6)	(10.3)	(22.7)	(35.4)
Less: pre-production revenue	(0.1)	—	(0.1)	—
Revenue	181.0	254.3	702.6	890.8

1 As a result of our sale of Zochem during the fourth quarter of 2011, we did not have zinc oxide sales in 2012.

Our realized prices for the fourth quarter and year end of 2012 and 2011 are summarized below:

			Realized prices[1] for quarter ended			Realized prices[1] for year ended
		LME Q4	Dec. 31	Dec. 31	LME YTD	Dec. 31	Dec. 31
		2012[2]	2012	2011	2012 [2]	2012	2011
Prices in US$
Copper	US$/lb.	3.59	3.42	3.46	3.61	3.59	3.85
Zinc[3]	US$/lb.	0.89	0.95	0.94	0.88	0.96	1.05
Gold[4]	US$/troy oz.	1,719	1,341	1,652	1,669	1,548	1,612
Silver[4]	US$/troy oz.	32.64	21.96	29.45	31.15	27.33	34.83

Prices in C$
Copper	C$/lb.	3.56	3.40	3.54	3.60	3.59	3.80
Zinc[3]	C$/lb.	0.88	0.94	0.96	0.88	0.99	1.03
Gold[4]	C$/troy oz.	1,704	1,331	1,690	1,668	1,553	1,594
Silver[4]	C$/troy oz.	32.36	21.66	30.11	31.11	27.32	34.45

Exchange rate	US$1 to C$		0.99	1.02		1.00	0.99

1         Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2011 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2011 reflect an average of prices realized for precious metals slimes and spent anode sales and sales of contained gold and silver in concentrate.

2         LME average for copper, zinc and gold prices. London Spot US equivalent for silver prices.

3         Zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of these derivatives resulted in a gain of US$0.009/lb. for zinc.

4         Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in the fourth quarter of 2012 include deferred revenue of $893.09/oz and $14.70/oz, respectively.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Since August 1, 2012 sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we do not provisionally price gold and silver sales to Silver Wheaton.

Outlook (Refer to the Forward-Looking Information section on page 2 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Although we expect higher domestic zinc concentrate production to offset lower domestic copper concentrate production, lower purchased zinc concentrate volumes are likely to result in lower revenues in 2013 compared to 2012, barring a significant change in metals prices. Some of our domestic production in 2013 is also expected to relate to production from Lalor, 777 North and Reed prior to commencement of commercial production, the receipts from which will be credited against capital costs rather than revenues.

Cost of sales decreased in the fourth quarter of 2012

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2012	2011	2012	2011
Detailed cost of sales

Mines
777	19,884	15,685	65,489	55,844
Trout Lake	—	11,080	13,918	45,403
Chisel North	—	6,049	17,251	23,047

Concentrators
Flin Flon	5,933	6,689	25,075	26,270
Snow Lake	2,570	1,449	7,609	5,391

Metallurgical plants
Zinc plant	21,475	21,893	79,383	81,381
Zochem	—	957	—	15,199

Other
Services and site administration	21,500	13,680	77,614	54,923
Purchased concentrate (before inventory changes)	8,037	10,955	51,597	52,818
Manitoba employee profit sharing	3,225	6,265	16,888	19,934
Net profits interest	4,018	7,266	17,867	23,733
Distribution	10,429	17,514	40,662	51,817
Other	572	2,135	3,353	3,995
Changes in domestic inventory	23,512	13,210	17,869	11,446
Depreciation and amortization	20,656	25,291	75,801	103,915
Adjustments related to zinc inventory write-downs	(2,290)	69	(5,420)	5,420
Asset impairment	—	961	—	6,839

Cost of sales, per financial statements	139,521	161,148	504,956	587,375

Total cost of sales for the fourth quarter of 2012 was $139.5 million, reflecting a decrease of $21.6 million from the fourth quarter of 2011, mainly due to reduced copper concentrate sales volumes. Costs decreased by $17.1 million as a result of our Trout Lake and Chisel North mines closing in the second and third quarters of 2012. Depreciation and amortization expenses in the fourth quarter of 2012 were $4.6 million lower than the same period in 2011 as a result of lower sales volumes and lower amortization costs primarily for Trout Lake and Chisel North. Distribution costs were lower by $7.1 million in the fourth quarter of 2012 as a result of reduced copper concentrate sales volumes compared to the same period in 2011. This was partially offset by an increase in change in domestic inventory of $10.3 million as a result of the draw down of inventory balances in the quarter as well as an increase of $7.8 million in service and site administration costs, which relates to higher pension costs associated with the new collective bargaining agreements as well as a write-down of supplies and materials inventory to net realizable value.

The cost of sales for the 2012 year was $505.0 million, reflecting a decrease of $82.4 million from the same period in 2011. This was mainly a result of a decrease in costs of $37.3 million at our Trout Lake and Chisel North mines in 2012, as well as the sale of Zochem in 2011, which reduced our costs by $15.2 million. In addition we recognized lower depreciation and amortization expense in the period as operations at our Trout Lake and Chisel North mines were extended past their original planned closure dates, reducing per tonne amortization. We also recorded a lower distribution cost in the year as a result of reduced copper concentrate sales. This was partially offset by a $22.7 million increase in service and administration costs, including approximately $10.8 million of past service pension costs associated with new collective agreements.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 15 of this MD&A.

For the fourth quarter of 2012, other significant variances in expenses, compared to the same period in 2011, include the following:

•            Selling and administrative expenses increased by $2.7 million compared to the same period in 2011. The increase was primarily due to increased administrative expenses and increased expenses for share units resulting from a higher share price and a greater number of outstanding units compared to the same period in 2011, partially offset by a reduction in share-based payment expense in 2012 resulting from fewer unvested stock options and lower stock option expense.

•            Other operating income increased by $1.1 million, compared to the same period in 2011, mainly as a result of $1 million received from the Solway Group to settle contingent consideration amounts that would have otherwise been receivable upon the satisfaction of certain conditions during the course of Solway’s development of the Fenix project.

•            Other operating expenses increased by $2.1 million to $3.0 million mainly as a result of an increase in expenses in our South America business unit and increased costs of our non producing mines, including a write down on our Trout Lake materials and supplies inventory.

•            Finance income decreased by $1.5 million to $1.2 million during the fourth quarter of 2012, due to lower interest income being earned.

•            Other finance gains/losses went from a loss of $4.9 million in the fourth quarter of 2011 to a gain of $6.9 million in the fourth quarter of 2012, primarily as a result of:

•             a gain of $1.9 million as a result of the fair value adjustment of the embedded derivative related to the unsecured notes;

•             foreign exchange gain of $9.1 million compared to foreign exchange loss of $3.4 million in the fourth quarter of 2011 as a result of a weaker Canadian dollar against the US dollar in the fourth quarter of 2012 and its impact on a higher US dollar denominated cash balance in 2012 than in 2011; and

•             the foregoing gains were partially offset by impairment and mark-to-market losses on investments of $4.1 million in the fourth quarter of 2012, compared to $1.5 million in the fourth quarter of 2011.

For the full year 2012, other significant variances in expenses from operations, compared to 2011, include the following:

•            Exploration and evaluation expenses decreased by $3.4 million to $43.6 million for the full year in 2012 primarily as a result of lower exploration spending in Manitoba and additional investment tax credits recognized as a result of the “New Mine” status for income tax purposes received in the second quarter of 2012 for the Lalor project. In addition, lower costs were incurred at our Back Forty project in Michigan following our decision to suspend development activities at the project and pursue strategic alternatives. This reduction in exploration expenses was partially offset by higher exploration activities in our South America business unit.

•             Other operating income decreased by $1.1 million mainly as a result of a gain recognized on our sale of WPCR during the second quarter of 2011, partially offset by $1.0 million received from the Solway Group to settle contingent consideration amounts that would have otherwise been receivable upon the satisfaction of certain conditions during the course of Solway’s development of the Fenix project.

•             Other operating expenses increased by $2.0 million to $11.3 million mainly as a result of higher general operating costs in our South America business unit and higher decommissioning and restoration expenses at our non producing mines. This was partially offset by a decrease in our non-producing mine costs in 2012.

•             Finance income decreased by $2.6 million to $6.2 million, mainly due to lower interest rates on cash and cash equivalents.

•             Finance expenses increased by $8.3 million which related mainly to financing fees associated with efforts to arrange financing for the Constancia project.

•             Other finance losses increased by $39.7 million mainly as a result of:

•             impairment losses of $40.2 million recognized on available-for-sale investments in junior mining companies primarily due to poor market conditions, compared to impairment losses of $6.6 million in 2011;

•             mark-to-market losses of $2.9 million on our portfolio of warrants to purchase shares in junior mining companies, compared to mark-to-market losses of $2.2 million in 2011 along with a $2.1 million gain on the acquisition of Hudbay Peru;

•             recognition of an impairment on non-trade receivables of $2.6 million;

•             a gain of $1.9 million as a result of the fair value adjustment of the embedded derivative related to the unsecured notes; and

•             foreign exchange losses of $0.9 million compared to a gain of $0.8 million in 2011.

Outlook (Refer to the “Forward-Looking Information” section on page 2 of this MD&A)

While unit operating costs at our 777 mine, Flin Flon concentrator and zinc plant are not expected to change materially in 2013 compared to 2012, we expect overall cost of sales to decline in line with reduced purchased zinc concentrate levels.

Tax Expense

Full year 2012 tax expense decreased by $60.5 million compared to the same period in 2011.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2012	2011	2012	2011
Non-cash - income tax expense [1]	2,862	7,282	45,552	21,161
Non-cash - mining tax expense [1]	455	3,253	9,381	35,003
Total non-cash tax expense	3,317	10,535	54,933	56,164

Estimated current taxes payable - income tax	1,368	11,782	(14,673)	47,688
Estimated current taxes payable - mining tax	11,212	13,210	33,059	29,977
Total estimated current taxes payable	12,580	24,992	18,386	77,665

Tax expense	15,897	35,527	73,319	133,829

1  Non-cash tax expenses represent our draw-down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for full year 2012 was approximately 59.2% (full year 2011 - 32.9%). Applying the statutory income tax rate of 27.3% to our profit before taxes of $52.1 million would have resulted in a tax expense of approximately $14.2 million; however we recorded an income tax expense of $30.9 million (full year 2011 - $68.8 million). The significant items causing our effective income tax rate to be different than the 27.3% statutory income tax rate include:

•             Certain of our foreign operations realized losses of $22.0 million (full year 2011 - $7.5 million), the tax benefit of which has not been recognized since it was determined that it is not probable that we will realize the benefit of these losses. This results in an increase in deferred tax expense for the year.

•             An impairment loss of $40.2 million was recognized related to impairments on available for sale investments in junior mining companies primarily due to poor market conditions. As these write-downs are capital in nature, one-half of the write-down will never be deductible for tax purposes. This results in an expense for which there is no associated tax benefit. The remaining one-half of the write-down creates a deductible temporary difference which will become a capital loss once realized. Since this capital loss can only be used to shelter future capital gains, the associated tax benefit has not been recognized. These items result in an increase to overall tax expense.

•             We did not record the tax benefit of certain additional temporary differences related to obligations associated with mine closure realized in 2012 since it is not considered probable that the tax benefit of these temporary differences will be realized. Total temporary differences not recognized in 2012 were $14.6 million (full year 2011 - $35.0 million) resulting in an increase to tax expense.

•             A reduction to the deferred tax expense of $5.7 million due to the fact that Peruvian non-monetary assets are recognized at historical cost while the tax base of the assets change as exchange rates fluctuate which gives rise to a temporary difference.

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non cash increase to property, plant and equipment. We recognized a deferred tax expense of $1.4 million (full year 2011 - $8.1 million) related to the increase in the property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 17.0% to our profit before taxes for the full year of $52.1 million would have resulted in a tax expense of approximately $8.9 million; however, we recorded a mining tax expense of $42.4 million (full year 2011 - $65.0 million). For the full year, our effective rate for mining taxes was approximately 81.4% (full year 2011 - 31.1%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17.0%.

Peru

In 2011, the Peruvian government enacted a new mining tax (the “Special Mining Tax”) that is imposed on the mining sector in parallel with the existing royalty regime, which in turn was amended in order to be applied on companies’ operating mining income, rather than sales (the “Modified Royalty”). Both the Special Mining Tax and the Modified Royalty are applied on operating mining income based on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2012 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012 we closed a precious metals stream transaction with Silver Wheaton and received an upfront deposit payment of US$500 million. We will receive a further US$250 million in deposit payments in two equal installments once US$500 million and US$1 billion, respectively, in capital expenditures have been incurred at our Constancia project. The US$750 million of deposit payments are in respect of (i) 100% of payable gold and silver from our 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver, and (ii) 100% of payable silver from the Constancia project. In addition to the deposit payments, for gold and silver delivered, we will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The precious metals stream transaction does not include gold production at Constancia, precious metals production from our Lalor project or our land package in Peru outside of the Constancia and Pampacancha deposits or any other metals or minerals, including copper or zinc, from any of our properties.

For further information on the precious metals stream transaction, refer to note 19 of our December 31, 2012 annual consolidated financial statements.

9.50% Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes were priced at 100 percent of their face value, and yielded proceeds of US$484 million net of directly attributable transaction costs. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds will be used to fund the development of Constancia, interest costs will be capitalized to project assets during the construction period of this project. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. These restrictions could limit our ability to obtain future debt financing, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in the economy or metals prices. In addition, our ability to make restricted payments, including dividend payments, is subject to our compliance with certain covenants which require either the generation of sufficient profit or equity issuances or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, the maintenance of a ratio of consolidated debt to earnings before interest, tax, depreciation and amortization (“EBITDA”) of 2.50 to 1.00 or less.  It is doubtful whether these criteria will be met at the time that the September 2013 dividend would be declared in the ordinary course, but we are considering alternatives to enable maintenance of the dividend at current levels. Given these restrictions, it is uncertain whether we will be able to maintain our semi annual dividend at its current level until our new mines achieve commercial production and generate additional cash flow and earnings.

On January 18, 2013, we commenced an offer to exchange all of the outstanding Notes for an equal aggregate principal amount of substantially identical new Notes registered under the United States Security Act of 1933, as amended.

For further information on the terms of the Notes, refer to note 18 of our December 31, 2012 annual consolidated financial statements.

Senior Secured Revolving Credit Facility

As a result of completing the precious metals stream transaction with Silver Wheaton, we entered into an amendment to our US$300 million credit facility with a syndicate of lenders. The amendment provides the lenders with security over our assets in Manitoba and Saskatchewan and eliminates the requirement to provide guarantees from our Peruvian business. The credit facility, which matures on November 3, 2014, contains customary covenants for a facility of this type, including the requirement to maintain a ratio of consolidated debt to EBITDA of 3.0 to 1.0 or less on a trailing 12 month basis, and the maintenance of minimum liquidity of 120% of remaining capital spending on the Lalor project.

As at December 31, 2012, we were in compliance with our covenants under the facility. Also as at December 31, 2012, we had $64.5 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility. We intend to work with the lenders under the facility in the first half of 2013 to extend the maturity date of the facility beyond November 2014 and to implement other revisions to better accommodate our growth plans.

Financial Condition

Financial Condition as at December 31, 2012 compared to December 31, 2011

Cash and cash equivalents increased by $438.0 million from December 31, 2011 to $1,337.1 million as at December 31, 2012. This increase was mainly driven by receiving net proceeds of $475.0 million for the issuance of the Notes and an initial payment of $491.6 million related to the US$750 million precious metals stream transaction. This was partially offset by $510.5 million in capital expenditures primarily relating to our Lalor and Constancia projects, $62.7 million of cash taxes paid and $34.4 million of dividend payments, offset by operating cash flow. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian financial institutions.

Working capital increased by $366.0 million to $1,214.3 million from December 31, 2011 to December 31, 2012. In addition to the higher cash and cash equivalents position:

•             Inventory decreased by $18.7 million mainly due to the sales of inventory;

•             Taxes receivable, net of taxes payable, increased by $60.9 million as a result of timing of payments and as a result of the “New Mine” status granted for Lalor for income tax purposes which resulted in the recognition of additional ITCs in the tax receivable balance and reduced taxes owing from prior years as a result of accelerated depreciation of prior year tax pools.

•             Trade and other payables increased by $43.3 million primarily as a result of our development activities at Constancia and Lalor;

•             The current portion of other financial liabilities increased by $17.2 million primarily as a result of the Peru community agreements described below; and

•             Current portion of deferred revenue increased by $70.9 million in relation to the precious metals stream transaction.

In March 2012, we entered into two agreements with communities near the Constancia project in Peru pursuant to which we acquired rights to extract minerals over the useful life of the Constancia project, defined to be a minimum of 15 years. We recognized a liability and a corresponding asset, which have been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. In June 2012, we entered into an additional agreement with one of the communities near the Constancia project, pursuant to which we acquired rights to carry out exploration and evaluation activities in the area for a minimum period of three years. We recognized the liability and a corresponding exploration and evaluation expense.

Cash Flows

The following table summarizes our cash flows for the three months and years ended December 31, 2012 and December 31, 2011.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2012	2011	2012	2011

Profit (loss) for the period	7,438	34,286	(21,170)	(163,588)
Loss from discontinued operations	—	—	—	(238,784)
Profit (loss) from continuing operations	7,438	34,286	(21,170)	75,196
Tax expense	15,897	35,527	73,319	133,829
Items not affecting cash	(17,159)	14,197	153,471	135,434
Operating cash flows of discontinued operations	—	—	—	(2,126)
Taxes paid	(174)	(1,802)	(62,663)	(90,179)
Operating cash flows before stream deposit and change in non-cash working capital	6,002	82,208	142,957	252,154
Precious metals stream deposit	—	—	491,600	—
Change in non-cash working capital	16,999	18,280	(90,705)	3,277
Cash generated by operating activities	23,001	100,488	543,852	255,431
Cash used in investing activities	(196,889)	(70,348)	(545,653)	(224,498)
Cash (used in) generated by financing activities	(1,785)	(2,059)	428,955	(36,497)
Effect of movement in exchange rates on cash and cash equivalents	13,780	(93)	10,857	2,948
(Decrease) increase in cash and cash equivalents	(161,893)	27,988	438,011	(2,616)

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was $6.0 million for the fourth quarter of 2012, a $76.2 million decrease compared with the same period in 2011 mainly as a result of the lower sales volumes and reduced gold and silver receipts as a result of the stream transaction.

For the full year 2012, operating cash flows before stream deposit and change in non-cash working capital were $143.0 million, reflecting a decrease of $109.2 million compared to 2011, mainly as a result of lower realized prices, lower sales volumes and reduced gold and silver receipts as a result of the stream transaction. Partially offsetting this decrease was a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the New Mine status ruling at our Lalor mine in the second quarter of 2012.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2012, our investing and financing activities used cash of $198.7 million, driven primarily by capital expenditures of $180.7 million related mainly to our development stage projects and Peruvian sales tax payments of $18.6 million.

For the full year 2012, we used $116.7 million in investing and financing activities primarily driven by capital expenditures of $510.5 million, dividend payments of $34.4 million, and Peruvian sales tax payments of $37.1 million. This was significantly offset by the $471.8 million proceeds from the issuance of the Notes. In December 2012 the government of Peru accepted our application for early recovery of sales tax payable with respect to Constancia project capital expenditures.

Capital Expenditures

The following summarizes cash additions1 to capital assets for the periods indicated:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2012	2011	2012	2011

Plant and Equipment	8.8	15.7	38.1	40.4
Capital Development	2.0	4.2	13.9	17.1
Capitalized Exploration	1.9	2.1	4.7	14.3
Capitalized Fenix Project	—	—	—	7.2
Capitalized Lalor Project	24.6	43.2	118.3	156.8
Capitalized 777 North Expansion	1.6	—	6.9	—
Back Forty Project	—	—	1.2	—
Capitalized Reed Project	7.6	—	23.5	—
Capitalized Peru	174.5	18.7	395.8	43.6
	221.0	83.9	602.4	279.4
Less: capital accruals for the period	(40.3)	0.8	(91.9)	(24.9)
Total	180.7	84.7	510.5	254.5

1     Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the three months ended December 31, 2012 were $180.7 million, an increase of $96.0 million compared to the same period in 2011. The increase is primarily due to increased expenditures at our Constancia and Reed projects, partially offset by lower capitalized costs at our Lalor project due to timing.

Our capital expenditures for the year ended December 31, 2012 were $256.0 million higher than in 2011, primarily due to increased capitalized expenditures at our Constancia project. In addition capitalized expenditures increased as a result of our Reed project, partially offset by decreased capitalized expenditures at our Lalor project, reduced sustaining capital expenditures and the sale of our Fenix project in the third quarter of 2011. During the year ended December 31, 2012, we recorded $16.1 million in investment tax credits which were primarily netted against Lalor and Reed capitalized project expenditures.

Of the $91.9 million full year capital accruals, $41.4 million related to the Peru Community agreements that will be paid over the life of the Constancia mine.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2012	2011	2012	2011

777 Mine	5.1	6.4	25.9	22.6
Trout Lake Mine	—	0.1	1.2	0.1
Chisel North Mine	—	0.3	—	0.8
Lalor Operations Mine	0.1	—	0.1	—
Flin Flon and Snow Lake Concentrators	0.6	0.8	3.8	1.2
Flin Flon and Snow Lake Other	5.6	9.4	15.8	23.6
Zinc Plant	1.1	3.4	8.9	6.7
Other	0.2	—	1.0	5.2
Sustaining capital expenditures	12.7	20.4	56.7	60.2
Lalor Project	24.6	43.2	118.3	156.8
Fenix Project	—	—	—	7.2
Capitalized Peru	174.5	18.7	395.8	43.6
777 North Expansion	1.6	1.6	6.9	8.0
Back Forty Project	—	—	1.2	3.6
Reed Project	7.6	—	23.5	—
Growth capital expenditures	208.3	63.5	545.7	219.2
Less: capital accruals for the period	(40.3)	0.8	(91.9)	(24.9)
Total	180.7	84.7	510.5	254.5

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2012, certain of our contractual obligations for the periods specified:

		Less than	1 - 3	4-5	After
Payment Schedule	Total	1 Year	Years	Years	5 Years
	($000s)
Long-term debt obligations	877,713	49,459	94,516	94,516	639,222
Operating lease obligations	21,918	3,199	6,150	4,406	8,163
Purchase obligations - capital commitments	768,213	621,815	146,398	—	—
Purchase obligation - other commitments[1]	518,459	7,427	257,175	253,857	—
Pension and other employee future benefits obligations	108,665	3,513	7,969	9,764	87,419
Decommissioning and restoration obligations[2]	159,781	1,847	5,076	13,787	139,071
Total	2,454,749	687,260	517,284	376,330	873,875

1     Primarily made up of a long term agreement with a Peruvian mining contractor to provide mining services for the first 3 years of Constancia operation.

2     Before inflation

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments:

•             A profit-sharing plan with most Manitoba employees;

•             Silver Wheaton precious metals stream agreement;

•             A royalty agreement and net profit interest agreement related to the 777 mine; and

•             Collective Bargaining Agreements in place with unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration until the end of 2014.

Liquidity

As at December 31, 2012, we have $1,852 million in remaining estimated capital spending associated with the Constancia, Lalor and Reed projects (including accrued costs of $107.6 million) and we have total available liquidity of $1,822.5 million, comprised of our cash and cash equivalents, US$250 million in deposits to be received from Silver Wheaton and availability under our credit facility of $235.5 million net of outstanding letters of credit. These amounts do not include anticipated cash flow from operations. While we believe that we have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under the Notes), to the extent that capital costs are higher than currently forecast, metals prices decline materially from current levels or we have other unanticipated demands on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity such as additional streaming transactions, dispositions of our investments in junior mining companies or reductions in or suspensions of our semi-annual dividend.

In the course of development and operation of the Constancia project, under Peruvian law Hudbay Peru is required to provide security with respect to its decommissioning and restoration obligations. The amount of the security increases evenly over the remaining estimated mine life, with the first annual deposit of approximately US$19.9 million made in January 2013 by the provision of a letter of credit.

Outstanding Share Data

As of February 19, 2013, there were 172,014,487 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,654,465 common shares were outstanding.

FINANCIAL RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. We may hedge base metals prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of strategic metals price hedging. We may also hedge base metals prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represented approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities.

Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. We typically do not enter into hedging of our exposure to the Canadian dollar - US dollar exchange rate, as the historic correlation between the foreign exchange rate and commodity prices has generally served to mitigate our risk exposure to commodity prices.

In October 2009, we also entered into foreign exchange forwards to hedge anticipated US dollar revenues in connection with the price protection program for the Chisel North mine described above. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. We applied hedge accounting to these transactions, which expired in July 2012.

To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our income statement. At December 31, 2012, approximately C$1,112 million of our cash and cash equivalents was held in US dollars, and approximately C$2.1 million of our cash and cash equivalents was held in Peruvian soles.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000s)
Revenue	180,994	144,659	189,858	187,038	254,314	212,335	246,823	177,345
Profit (loss) before tax	23,335	4,960	(726)	24,579	69,813	37,474	67,368	34,371
Profit (loss) from continuing operations	7,438	(6,138)	(30,441)	7,970	34,283	(16,052)	41,092	15,870
Loss from discontinued operations	—	—	—	—	—	(25,031)	(212,970)	(783)
Profit (loss)	7,438	(6,138)	(30,441)	7,970	34,283	(41,083)	(171,878)	15,087
Earnings (loss) per share:
Basic	0.04	(0.03)	(0.17)	0.05	0.21	(0.23)	(0.97)	0.11
Diluted	0.04	(0.03)	(0.17)	0.05	0.21	(0.23)	(0.97)	0.11
Operating cash flow per share[1]	0.03	0.12	0.38	0.25	0.48	0.37	0.36	0.27

1 Operating cash flow per share is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 54 of this MD&A.

In the first and fourth quarters of 2011 and 2012 we recorded a profit compared to losses in the second and third quarters of 2011 and 2012. The profit in the fourth quarter of 2012 was mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the third quarter of 2012 was mainly a result of a significant foreign exchange loss and lower gross profit. The loss in the second quarter of 2012 was mainly due to a $31.0 million impairment on our available-for-sale investments in junior mining companies. The loss in the third quarter of 2011 was mainly a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations as well as a loss of $22.5 million on disposal of the Fenix project. The loss in the second quarter of 2011 was due to a $212.7 million impairment on the Fenix project which was sold in the third quarter of 2011.

Sales in the last three quarters of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. Revenues in 2011 also benefited from higher copper and zinc prices. Our revenue in 2012 has decreased as a result of volume and price reductions.

Operating cash flow per share was lower in the fourth quarter of 2012 compared to previous quarters, due mainly to reduced gold and silver cash receipts as a result of the stream transaction. The second quarter operating cash flow per share benefited from a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the “New Mine” status ruling at our Lalor mine. Results in 2011 reflected strong metals prices in the first half and the drawdown of excess copper concentrate inventory in the second half.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

	2012	2011	2010
	($000s)
Revenue	702,550	890,817	781,032
Profit before tax	52,149	209,025	108,669

Profit from continuing operations	(21,170)	75,196	40,415
Loss from discontinued operations	—	(238,784)	(19,398)
(Loss) profit	(21,170)	(163,588)	21,017
Earnings per share:
Continuing operations - basic and diluted	(0.11)	0.48	0.29
Discontinued operations - basic and diluted	—	(1.40)	(0.13)
(Loss) earnings per share	(0.11)	(0.92)	0.16

Total assets	3,487,824	2,455,004	2,083,544
Operating cash flow before stream deposit and change in non-cash working capital [1]	142,957	252,154	137,094
Total long-term financial liabilities [2]	502,668	—	—
Dividends declared per share	0.20 [3]	0.20	0.10

1     Operating cash flow before stream deposit and change in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 54 of this MD&A.

2     Total long-term financial liabilities include non-current portions of long-term debt, other financial liabilities and obligations under capital leases.

3     Dividend declared during March and September of 2012.

Revenues increased from 2010 to 2011, primarily as a result of an upward trend in prevailing market prices for copper, zinc, gold, and silver since the market lows experienced during the recession of 2008. In addition, 2011 revenues benefited from increased sales volumes as excess copper concentrate inventories were sold. 2012 revenues declined as a result of lower sales volumes and prices.

Profit from continuing operations increased from 2010 to 2011 as a result of the increased revenue. In addition, our 2010 profit was affected by expenditures relating to the Lalor project, as it was in the exploration and evaluation phase; however, effective January 1, 2011, Lalor was considered a development phase project and therefore, the Lalor project costs were capitalized. In 2012 we recorded a loss as a result of decreased gross margin and impairments on our available-for-sale investments in junior mining companies which arose primarily as a result of poor equity market conditions during the year.

Losses from discontinued operations includes activities related to the Fenix project, which was sold during the third quarter of 2011. For 2011, the loss from discontinued operations includes an impairment loss of $212.7 million on the carrying value of Fenix, as well as a further loss of $22.5 million transferred from the foreign currency translation reserve within equity to the income statement upon disposal of the Fenix project.

Total assets increased significantly from 2010 to 2012 primarily due to investments in and financing raised for our development stage projects, Constancia, Lalor and Reed.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where we apply judgements include:

•  Judgements that affect multiple areas of the financial statements:

•        Estimating mineral reserves and resources;

•        Acquisition method accounting;

•        Determination of functional currency; and

•        Taxes.

•  Asset-based judgements (these judgements also affect other areas of the financial statements):

•        In process inventory quantities and inventory cost allocations;

•        Property, plant and equipment:

•             Cost allocations for mine development;

•             Mining properties expenditures capitalized;

•             Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;

•             Componentization;

•             Assessment of impairment, including determination of cash-generating units and assessing for indications of impairment;

•             Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; and

•             Determining whether assets meet criteria for classification as held for sale

•  Judgements that relate mainly to liabilities (these judgements also affect other areas of the financial statements):

•             Determining the accounting classification of the precious metals stream deposit.

Significant areas where we apply estimates include:

•  Estimates that affect multiple areas of the financial statements:

•        Estimating mineral reserves and resources;

•        Acquisition method accounting;

•        Estimates of fair value of financial instruments; and

•        Taxes.

•  Asset-based estimates (these estimates also affect other areas of the financial statements):

•             In process inventory quantities, inventory cost allocations and inventory valuation

•             Property, plant and equipment;

•    Units of production depreciation;

•    Plant and equipment estimated useful lives and residual values;

•    Finite life intangible assets; and

•             Assessment of impairment, including determination of recoverable amount.

•  Estimates that relate mainly to liabilities (these estimates also affect other areas of the financial statements):

•             Pensions and other employee benefits;

•             Decommissioning, restoration and similar liabilities;

•             Contingent liabilities;

•             Capital commitments; and

•             Determination of deferred revenue per unit related to the precious metals stream transaction and determination of current portion of deferred revenue.

• Estimates that relate mainly to the income statement:

•                  Assaying used to determine revenue.

Mineral reserves and resources

We estimate mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates.

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. We base our estimates on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and interpreting this data requires complex geological judgements. Changes in our assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on our financial position and results of operation.

Changes in our mineral reserve or resource estimates may affect:

•             the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•             depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;

•             the provision for decommissioning, restoration and similar liabilities; and

•             the carrying value of deferred tax assets.

Acquisition method accounting

When we make an acquisition, we first determine whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. We apply judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

When we enter into a business combination, we apply the acquisition method of accounting. In doing this, we estimate the fair values of the assets we have acquired and the liabilities and contingent liabilities we have assumed as at the acquisition date. Determining such fair values frequently also requires us to estimate related mineral reserves and resources that can be reliably measured. In determining these fair values, we must also apply judgement in areas including future cash flows, metals prices, exchange rates and appropriate discount rates. We use the fair values when we recognize the assets and liabilities on the balance sheet, including goodwill. In certain circumstances, we may also have to make estimates or apply judgement to measure contingent consideration. We measure goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. Changes in estimates and assumptions could result in significant differences in the amount of goodwill recognized.

Estimates of fair value of financial instruments

We record various financial assets, financial liabilities and derivatives at fair value. If quoted market prices are available, we use them for our fair value estimates, using bid prices for financial assets and asking prices for financial liabilities. If quoted market prices are not available, we use internal valuation models with observable forward market commodity prices, currency exchange rates and discount factors based on appropriate market interest rates, adjusted for credit risk. When we invest in warrants to acquire shares of other companies, we estimate their fair values using a Black-Scholes model. When we invest in shares of private companies, we estimate their fair value using valuation models or techniques such as discounted cash flow analysis, consideration of recent arm’s-length market transactions or reference to the current fair value of another instrument that is substantially the same. Valuation models can produce a fair value that may not reflect future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, and certain other sale contracts. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts.

Each reporting date, we exercise judgement as we assess financial assets not carried at fair value through profit or loss to determine whether there is objective evidence of impairment, For our available-for-sale investments in equity securities, this includes assessing whether there has been a significant or prolonged decline in the fair value of the security below its cost. Where we have previously recognized impairment of financial assets other than available-for-sale equity investments, we also apply judgement each reporting date to assess whether it is appropriate to reverse previous impairment based on improved conditions.

Taxes

We use the asset and liability method of tax allocation for accounting for income taxes. Deferred income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Deferred tax assets are recognized to the extent that it is probable that the deferred tax assets will be realized. We evaluate the carrying value of deferred tax assets on a quarterly basis and adjusts the amount that is probable to be realized as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

In process inventory quantities and inventory cost allocations

We determine the cost of production of concentrate inventory on a weighted average cost basis and the cost of production of finished metal inventory using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. We measure in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

We estimate the realizable value of in process inventories at reporting dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we recognize an impairment charge as part of current period operating costs to reduce the carrying value of the inventory. If conditions improve subsequently, we determine whether it is appropriate to reverse impairment losses previously recorded.

Property, plant and equipment and exploration and evaluation

The carrying amounts of property, plant and equipment and exploration and evaluation assets on our balance sheet are significant and reflect multiple estimates and applications of judgement.

We exercise judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. We use judgement and estimates when we determine whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. In accordance with our accounting policy, the end of the exploration and evaluation phase occurs when we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and we determine it is probable the property will be developed into a mine.

For mines in the production stage, we apply judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, we use estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

For depreciable property, plant and equipment assets, we make estimates to determine depreciation. For assets depreciated using the straight-line method, we estimate residual value and useful lives of the assets or components. Where the estimated life of the related mine or plant is shorter, we use that in our depreciation calculations. For assets depreciated on a unit-of-production basis, we use estimated associated future development costs and estimated proven and probable tonnes of mineral reserves, as described above. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

Assessment of impairment and recoverability of exploration and evaluation assets

At the end of each reporting period, we apply judgement when we review the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent of the impairment loss, if any.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In our business, fair value less costs to sell is usually higher than value in use because IFRS restricts value in use calculations from considering future development. Judgement is required to determine fair value less costs to sell. For mineral assets, fair value is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset. During the year ended December 31, 2011, we recognized impairment losses on our Fenix and Zochem operations prior to selling them. In both situations, we determined the amount of impairment based on fair value less costs to sell, which we estimated based on indicative offers received.

Pensions and other employee benefits

Our post retirement obligations relate mainly to ongoing health care benefit plans. We estimate obligations related to our pension and other employee benefits plans using actuarial determinations that incorporate assumptions using our best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. We review all assumptions at each reporting date. In determining the appropriate discount rate, we consider the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. We use a mortality rate based on publicly available mortality tables for the specific country, and we base future salary increases and pension increases on expected future inflation rates for the respective country.

Decommissioning, restoration and similar liabilities

Decommissioning, restoration and similar liabilities are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate costs associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas. When we provide for such future costs, we also record a corresponding decommissioning asset, except for closed sites where we recognize changes in estimated costs immediately in the income statement. We record the present value of estimated costs in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. We adjust estimates of future cash flows to reflect risk, and then we discount the provision using a risk free rate. In subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We accrue the unwinding of discounts on provisions over the life of each associated operating mine or plant (or, for non-operating sites, over the period until we estimate rehabilitation will be complete), such that at the end of that period the provision is equal to the balance estimated to be paid at that date. We depreciate the decommissioning asset over the life of the related asset. judgement is required to determine assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning our operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which we operate. We are not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on our results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Contingent liabilities

We are involved in various claims and litigation arising in the ordinary course and conduct of our business. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Assaying used to determine revenue

We measure revenue from the sale of goods at the fair value of the consideration received or receivable, net of treatment and refining charges. In determining the amount of revenue to recognize on copper concentrate sales, we use assays to estimate the metal contained in the concentrate. When we issue provisional invoices, we may use our own estimated assays to calculate the metal content and measure provisional revenue; for final invoices, we reach agreement with the customer on assays reflecting metal content.

RISK FACTORS

Set out below are certain of the risk factors applicable to our business and operations. Reference should be made to our Annual Information Form and Form 40-F for further risk factors applicable to our business and operations.

Development of Key Projects

Our ability to develop our key mineral projects, including the Lalor and Constancia projects, is subject to many risks and uncertainties, including: our ability to upgrade mineral resources and conceptual estimates of tonnage and grade of mineral deposits into mineral reserves; completion of feasibility studies; the ability to secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; developing and maintaining good relationships with communities, local government and other stakeholders and interested parties; political and social risk; and confirming the availability and suitability of appropriate local area infrastructure including, in respect of Constancia, the availability of access to the port.

We have negotiated life of mine community agreements with two communities directly affected by the Constancia project to secure required land rights for the project and efforts to relocate 36 families pursuant to one of the community agreements are underway. However, any inability to enforce these agreements, successfully relocate such families or maintain good relations with these and other nearby communities and other stakeholders could impair our ability to successfully develop or operate the project. At Lalor, we require permits under Manitoba’s The Environment Act and The Mines and Minerals Act in order to reach full production, expand the tailings facility and operate the concentrator that is planned at the site. While we believe that such permits are forthcoming, it is possible that one or more of such permits may be delayed or not granted, which could prevent us from developing the Lalor project.

In addition, significant amounts of capital will be required to bring each of the Lalor and Constancia projects to production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. While we believe that we have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under the Notes), to the extent that capital costs are higher than currently forecast, metals prices decline materially from current levels or we have other unanticipated demands on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity such as additional streaming transactions, dispositions of our investments in junior mining companies or reductions in or suspensions of our semi-annual dividend. Given current economic circumstances and other factors, there can be no certainty that sufficient financing or other transactions will be available on acceptable terms. If such financing or transactions are not available, we may not be able to fund the development of one or both of the Constancia and Lalor projects from our existing cash resources and future cash flows.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; general cost escalation; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licenses or approvals; unforeseen natural events; and political, social and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of Constancia project infrastructure, and shortages of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our development projects will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Political and Social Risks

The implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavorable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented.

In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us. There can be no assurance that industries which are deemed to be of national or strategic importance in countries in which we have operations or assets will not be nationalized. There also can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by a government authority or other body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights. In addition, in situations where we possess surface rights, our land may be illegally occupied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities.

Notwithstanding the expressed intention of the current national government in Peru to support mining as a driver for the continued growth and future development of the country, other mining projects—like the Conga project in northern Peru and projects in the Cusco region in southern Peru—have been the target of initiatives that have delayed and disrupted project development and operations. Such initiatives, as well as political or social unrest or instability, could adversely affect our ability to develop and operate the Constancia project. Such adverse effects could result from positions or actions that may be taken by the  national  government  or  at  the regional, community  or  local  levels  including  encroaching  on  our land,  challenging the  boundaries  of such  land  or our  right to  possess  and  operate  on  such  land,  protesting  against  our  project  (including  the environmental  or  social  impacts  of our project),  impeding  project  activities  through  roadblocks  or  other  public manifestations and  attacking  project  assets  or  personnel. During the last several  years,  certain mining  projects in Peru  have  been  the  target  of  political  and  community  protests.  By  way  of  example,  in  late  2011,  construction activities at the Conga project in northern Peru were suspended at the request of the central government following increasing protests by anti-mining activists led by the regional president. While there have been some initiatives in respect  of the Constancia  project, including  an  attempt to restrict  access  by  workers, those initiatives  have  been limited  and  have  not  significantly  disrupted  the project’s  development.  There is the risk that more significant opposition may be mounted that may affect our ability to develop and operate the Constancia project.

Community Relations

Our relationships and reputation, generally and particularly with the communities in which we operate and other stakeholders, are critical  to  the  future  success  of  our  existing  operations  and  the  construction  and development of our projects, including the Constancia project in Peru and the Lalor project in Manitoba. There is an increasing level of public concern relating  to  the  perceived  effect  of mining  activities  on  the  environment  and  on  communities  impacted  by  those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests in Peru or in Canada, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding the Constancia project and the First Nations communities surrounding the Lalor and Reed projects, and other stakeholders.  For  example,  while  we have  entered  into  life  of mine  agreements  with  two  local  communities directly  affected  by  the  Constancia  project,  there  can  be  no  assurance  that  disputes  will  not  arise  with  other communities in the area or with the communities with whom we have reached the life of mine agreements. There is the risk that relations with local communities may be strained by real or perceived detrimental effects associated with our activities  or  those  of  other  mining  companies  and  that  those  strains  may  impact  our  ability  to  enforce  these agreements or obtain necessary permits and approvals to develop and operate the Constancia project. While we are committed to operating in a socially responsible manner, there can be no assurance that our efforts, in this respect, will mitigate this potential risk.

Aboriginal Rights and Title

Governments in many jurisdictions, including Canada, must consult with aboriginal peoples with respect to grants of mineral rights and the issuance of or amendment to project authorizations. Consultation regarding rights or claimed rights of aboriginal people may require accommodations, including undertakings with respect to employment and other matters. This may affect our ability to acquire within a reasonable time frame, or on acceptable terms effective mineral titles and permits in these jurisdictions, and may affect the timetable and costs of development of mineral properties in these jurisdictions. In addition, even in situations in which the government has satisfied its duty to consult with affected aboriginal peoples and we have complied with our related obligations, if any, such aboriginal peoples may illegally occupy the mineral properties in question or engage in illegal activities that impair our ability to development such properties.  Aboriginal rights or title claims or such illegal activities also could affect our existing operations, in addition to our development projects and future acquisitions. These legal requirements, among other things, may affect our ability to develop our Lalor and Reed projects and other mineral properties or may materially delay the development of such properties.

Dividend Payments

The Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make subsequent dividend payments at current levels will be subject to our ability to generate sufficient shareholders’ equity or to maintain a ratio of consolidated debt to EBITDA of 2.5 to 1 or less. It is doubtful whether we will be able to comply with these covenants before our new mines achieve commercial production and generate additional cash flow and earnings, but we are considering alternatives to enable maintenance of the dividend at current levels. In addition, even during times when we are in compliance with these covenants, the declaration of any dividend will be subject to the Board of Directors’ discretion.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of by-product cash costs, they help investors assess our overall costs of metal production and compare those costs to those of other base metal producers. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months and year ended December 31, 2012 and December 31, 2011.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s except share and per share amounts)	2012	2011	2012	2011
Operating cash flow before stream deposit and change in non-cash working capital	6,002	82,208	142,957	252,154
Weighted average shares outstanding	171,975,800	171,905,912	171,960,783	167,863,427
Operating cash flow per share	$0.03	$0.48	$0.83	$1.50

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure (see “Non IFRS Financial Performance Measures” above) that management uses as a key performance indicator to assess the performance of our operations. Our calculation takes a by-product costing approach, under which we designate copper as our primary metal of production and from which we subtract the net revenues realized from the sale of other metals mined with copper. As there is significant variation in calculation methodologies in practice, our cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at our mines and mills in addition to general and administrative expenses directly related to those operations. Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs. Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2012	2011	2012	2011
Cash cost per unit sold $/lb
Mining, milling, concentrating	1.96	1.37	1.58	1.28
On-site administration and general expenses	0.38	0.19	0.29	0.19
Cost to copper concentrate	2.34	1.56	1.87	1.47
Treatment and refining	0.16	0.19	0.16	0.20
Freight and distribution	0.36	0.29	0.29	0.28
Other	—	0.02	0.01	0.02
Downstream costs	0.52	0.50	0.46	0.50
Net by-product credits	(0.81)	(1.52)	(1.26)	(1.52)
Cash cost per pound of copper sold	2.05	0.54	1.07	0.45

Reconciliation to Income Statement ($000’s)
Cost of sales - mine operating costs	118,865	134,896	429,155	476,621
Treatment and refining charges	5,529	10,166	22,709	35,408
By-product revenues	(106,586)	(121,307)	(381,683)	(445,247)
Less: change in deferred revenue	29,322	—	29,322	—
	47,130	23,755	99,503	66,782

Less: indirect costs(1)
Share based payment	505	254	1,377	501
Adjustments related to zinc inventory write-downs (reversals)	(2,290)	69	(5,420)	5,420
Demolition and rehabilitation	555	1,550	684	3,329
Subtotal - cash costs	48,360	21,882	102,862	57,532
Copper sales (000s lbs)	23,553	40,425	95,821	126,461
Cash cost per pound of copper sold ($/lb)	2.05	0.54	1.07	0.45

1 Indirect costs in cost of sales - mine operating costs

Cash cost for the fourth quarter of 2012 was $2.05/lb, compared to $0.54/lb for the same period in 2011.  The increase is due primarily to the commencement of deliveries of gold and silver to Silver Wheaton under the stream agreement as the non-cash portion of these sales is excluded from by-product credits and the total sales price is relatively lower than the fourth quarter of 2011. The impact of the stream agreement reduced net by-product credits by approximately $1.82/lb during the quarter.

Cost to copper concentrate increased and costs of zinc metal sales decreased (resulting in a corresponding increase in net by-product credits) as a result of an update to our inventory costing process effective October 1, 2012. This change was necessitated by the accounting requirements related to both stream sales of 777 mine gold and silver, and pre-production revenue at our new Lalor and future Reed mines. Prior to the fourth quarter of 2012, costs to produce copper and zinc concentrate were allocated based on the refined value of contained metal. Commencing in the current quarter, and going forward, costs to concentrate will be allocated between copper and zinc concentrate based on the value of contained metal net of expected treatment and refining charges. Overhead costs will also be reallocated to better reflect activity levels. As a result of this change, relatively higher costs are assigned to copper concentrate and relatively lower costs are assigned to finished zinc as compared to prior quarters. These changes do not significantly affect overall cash costs.

Cash cost for the full year 2012 was $1.07/lb, compared to $0.45/lb for the full year 2011. Mining, milling and concentrating costs per pound of copper sold were lower in the first three quarters of 2012, compared to the same period in 2011, as a result of lower mine costs at our Chisel North and Trout Lake mines. At our Trout Lake mine, development costs were lower, we needed less ground control work and used fewer consumables. At our Chisel North mine, the mining method used to extract ore was lower cost as compared to 2011. Net by product credits decreased in the fourth quarter due to the stream agreement, increasing the average cash cost for the year.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure controls and procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures.

As of December 31, 2012, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the U.S. Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

Based on management’s evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Our annual management report on internal control over financial reporting will be included in our Annual Report on Form 40-F and Annual Information Form to be filed with the Canadian provincial regulatory authorities and the SEC.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR.

Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR were effective as of December 31, 2012.

Our annual management report on internal control over financial reporting will be included in our Annual Report on Form 40-F and Annual Information Form to be filed with the Canadian provincial regulatory authorities and the SEC.

Deloitte LLP, our Independent Registered Chartered Accountants, have audited our consolidated financial statements for the year ended December 31, 2012 for purposes of providing reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements.

Changes in ICFR

During the first quarter of 2012, our Corporate office began using a new enterprise resource planning (“ERP”) information system that we previously implemented at our Manitoba business unit during the second quarter of 2011. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to ensure internal controls were in place during and after the implementation. We did not make any other changes to ICFR during the year ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.